HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                               September 28, 2018

Ronald E. Alper
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advantego Corp.
            Registration Statement on Form S-1
            File No. 333-226513


     This office represents Advantego Corp. (the "Company"). In response to the comment received from the staff by letter dated September 27, 2018, the Company proposes to add the following to the section of the prospectus captioned "Investment Agreements":

        As of September 30, 2018 we had 16,673,143 outstanding shares of common stock. If we sell 2,500,000 shares of our common stock to Tangiers, which is the maximum number of shares which we are allowed to sell pursuant to the terms of the Investment Agreement, we would have 19,173,143 outstanding shares of common stock (without giving effect to any other shares that we may issue during the term of the Investment Agreement) and the ownership interest in our company by our shareholders as of September 30, 2018 would be reduced by approximately 13%.

     Please advise if the addition of the foregoing paragraph will resolve the staff's comment.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                         Very Truly Yours,

                                         HART & HART, LLC

                                         /s/ William T. Hart

                                         William T. Hart